Semiannual Report

DECEMBER 31, 2004

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Science and Technology Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by a current Waddell & Reed Advisors Funds, Inc. prospectus and current Fund performance information.

President's Letter

December 31, 2004



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended December 31, 2004.

The last six months of 2004 saw an upswing in financial markets, as we shook off some of the concerns surrounding the U.S. presidential election and as the economy exhibited continued strength. Stocks saw solid returns for the six-month period, as the S&P 500 rose 7.19 percent and the Dow Jones Industrial Average returned 4.47 percent. Bonds also fared well, with the Lehman Brothers U.S. Credit Index returning 5.52 percent over the last six months.

The period overall had some conflicting influences. Rising energy prices, a declining dollar, the war in Iraq and early uncertainty regarding the election all weighed on the markets. On the other hand, Gross Domestic Product (GDP) rose 4.0 percent in the third calendar quarter of 2004, and current indications are that the fourth quarter saw a rise of between 3.0 and 3.5 percent. Corporate profits continued to rise, expanding in the neighborhood of 15 percent for the period.

The strengthening economy led to ongoing fears of accelerating inflation. The Federal Reserve moved to reduce the likelihood of this occurring by initiating a total of five small rate increases between June and mid-December. During the period, short-term rates rose from the historically low level of

1 percent up to 2.25 percent by year-end. The Fed has stated that it intends to continue considering "measured" rate increases over the next 12 months.

As we look toward 2005, we continue to feel that signs point to a favorable environment for stocks and the economy. We believe that the economy could see a real growth rate of around 3 percent for the year, with a nominal growth rate (after inflation) of 6 percent or more. History suggests that corporate profits tend to grow in line with growth in the economy, and stocks generally mirror the growth in profits. With that in mind, we look for a solid year for the equity markets. Generally, we believe that stocks remain somewhat undervalued.

Regardless of the time period or the short-term market influences, uncertainty remains a part of the investment environment. That is why we believe that adhering to the fundamental principles of investing is the best way to proceed. By investing regularly and diversifying your portfolio among different asset classes and investment styles, we believe that you are more likely to maximize the potential for meeting your financial goals.

Your financial advisor can help you with a more precise strategy for your individual situation, and work with you to develop and maintain a customized investment plan. We believe that focusing on your plan, despite the ongoing swings in the market, can be your key to a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed Advisors Funds, Inc. and are current only through the end of the period of the report as stated on the cover. The President's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2004.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAS, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in a Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Accumulative Fund Expenses

For the Six Months Ended December 31, 2004	Beginning Account Value 6-30-04	Ending Account Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,063	1.16%	$ 6.01
Class B	1,000	1,057	2.29	11.88
Class C	1,000	1,057	2.20	11.42
Class Y	1,000	1,065	0.87	4.55
Based on 5% Return[2]				
Class A	$1,000	$1,019	1.16%	$ 5.89
Class B	1,000	1,014	2.29	11.63
Class C	1,000	1,014	2.20	11.18
Class Y	1,000	1,021	0.87	4.46

Core Investment Fund Expenses

For the Six Months Ended December 31, 2004	Beginning Account Value 6-30-04	Ending Account Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,088	1.11%	$ 5.84
Class B	1,000	1,084	2.26	11.90
Class C	1,000	1,084	2.22	11.65
Class Y	1,000	1,090	0.80	4.22
Based on 5% Return[2]				
Class A	$1,000	$1,020	1.11%	$ 5.64
Class B	1,000	1,014	2.26	11.50
Class C	1,000	1,014	2.22	11.26
Class Y	1,000	1,021	0.80	4.08

Science and Technology Fund Expenses

For the Six Months Ended December 31, 2004	Beginning Account Value 6-30-04	Ending Account Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,094	1.40%	$ 7.40
Class B	1,000	1,087	2.67	14.06
Class C	1,000	1,088	2.64	13.92
Class Y	1,000	1,097	1.02	5.41
Based on 5% Return[2]				
Class A	$1,000	$1,018	1.40%	$ 7.13
Class B	1,000	1,012	2.67	13.55
Class C	1,000	1,012	2.64	13.41
Class Y	1,000	1,020	1.02	5.21

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2004, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF ACCUMULATIVE FUND

Portfolio Highlights

On December 31, 2004, Waddell & Reed Advisors Accumulative Fund had net assets totaling $2,049,565,641 invested in a diversified portfolio of:

97.26%	**Common Stocks and Warrants**
2.74%	**Cash and Cash Equivalents**

As a shareholder of the Fund, for every $100 you had invested on December 31, 2004, your Fund owned:



Health Care Stocks.	$20.65
Energy Stocks.	$17.83
Technology Stocks	$14.97
Financial Services Stocks	$12.49
Multi-Industry Stocks	$ 6.54
Retail Stocks	$ 6.45
Consumer Nondurables Stocks.	$ 4.07
Transportation Stocks.	$ 3.45
Consumer Services Stocks	$ 3.26
Cash and Cash Equivalents	$ 2.74
Raw Materials Stocks	$ 2.57
Capital Goods Stocks	$ 2.54
Shelter Stocks.	$ 1.55
Business Equipment and Services Stocks .	$ 0.51
Utilities Stocks	$ 0.38

The Investments of Accumulative Fund

December 31, 2004

COMMON STOCKS AND WARRANTS	Shares	Value
Air Transportation – 2.25%		
Southwest Airlines Co.	2,000,000	$ 32,560,000
UTi Worldwide Inc.	200,000	13,577,000
		46,137,000
Aircraft – 2.04%		
Goodrich Corporation	125,000	4,080,000
Rockwell Collins, Inc.	300,000	11,832,000
United Technologies Corporation	250,000	25,837,500
		41,749,500
Aluminum – 0.92%		
Alcoa Incorporated	600,000	18,852,000
Banks – 1.63%		
Bank of America Corporation	200,000	9,398,000
Citigroup Inc.	500,000	24,090,000
		33,488,000
Beverages – 0.59%		
Adolph Coors Company, Class B	160,000	12,107,200
Business Equipment and Services – 0.51%		
Omnicom Group Inc.	125,000	10,540,000
Capital Equipment – 2.54%		
Deere & Company	700,000	52,080,000
Chemicals – Petroleum and Inorganic – 1.20%		
du Pont (E.I.) de Nemours and Company	500,000	24,525,000
Chemicals – Specialty – 0.45%		
Scotts Company, Class A*	125,000	9,190,000
Communications Equipment – 1.56%		
Cisco Systems, Inc.*	1,300,000	25,077,000
Juniper Networks, Inc.*	250,000	6,796,250
		31,873,250
Computers – Main and Mini – 0.72%		
International Business Machines Corporation	150,000	14,787,000

See Notes to Schedule of Investments on page 13.

The Investments of Accumulative Fund

December 31, 2004

COMMON STOCKS AND WARRANTS (Continued)	Shares	Value
Computers – Micro – 2.54%		
Apple Computer, Inc.*	285,000	$ 18,348,300
Dell Inc.*	800,000	33,716,000
		52,064,300
Computers – Peripherals – 5.76%		
Lexmark International, Inc.*	250,000	21,250,000
Microsoft Corporation	2,800,000	74,802,000
SAP Aktiengesellschaft, ADR	500,000	22,105,000
		118,157,000
Cosmetics and Toiletries – 0.75%		
Alberto-Culver Company	175,000	8,499,750
Estee Lauder Companies Inc. (The), Class A	150,000	6,865,500
		15,365,250
Electronic Components – 2.35%		
Intel Corporation	900,000	21,073,500
Texas Instruments Incorporated	1,100,000	27,082,000
		48,155,500
Finance Companies – 5.25%		
Fannie Mae	450,000	32,044,500
Freddie Mac	300,000	22,110,000
SLM Corporation	1,000,000	53,390,000
		107,544,500
Food and Related – 0.80%		
J.M. Smucker Company (The)	346,400	16,305,048
Forest and Paper Products – 0.79%		
International Paper Company	385,000	16,170,000
Health Care – Drugs – 10.13%		
Allergan, Inc.	550,000	44,588,500
Amgen Inc.*	1,000,000	64,155,000
Gilead Sciences, Inc.*	1,200,000	41,994,000
Martek Biosciences Corporation*	200,000	10,233,000
MedImmune, Inc.*	300,000	8,128,500
Schering-Plough Corporation	550,000	11,484,000
Teva Pharmaceutical Industries Limited, ADR	900,000	26,950,500
		207,533,500

See Notes to Schedule of Investments on page 13.

The Investments of Accumulative Fund

December 31, 2004

COMMON STOCKS AND WARRANTS (Continued)	Shares	Value
Health Care – General – 5.78%		
Boston Scientific Corporation*	450,000	$ 15,997,500
Da Vita Inc.*	390,000	15,416,700
Renal Care Group, Inc.*	409,500	14,737,905
St. Jude Medical, Inc.*	650,000	27,254,500
Wyeth	400,000	17,036,000
Zimmer Holdings, Inc.*	350,000	28,042,000
		118,484,605
Hospital Supply and Management – 4.74%		
Caremark Rx, Inc.*	300,000	11,829,000
Guidant Corporation	160,000	11,536,000
HCA Inc.	600,000	23,976,000
PacifiCare Health Systems, Inc.*	475,000	26,847,000
WellPoint, Inc.*	200,000	23,000,000
		97,188,000
Hotels and Gaming – 1.11%		
Harrah's Entertainment, Inc.	160,000	10,702,400
Wynn Resorts, Limited*	180,000	12,044,700
		22,747,100
Household – General Products – 0.74%		
Procter & Gamble Company (The)	275,000	15,147,000
Insurance – Property and Casualty – 2.14%		
American International Group, Inc.	175,000	11,492,250
Hartford Financial Services Group Inc. (The)	200,000	13,862,000
St. Paul Companies, Inc. (The)	500,000	18,535,000
		43,889,250
Leisure Time Industry – 2.15%		
Royal Caribbean Cruises Ltd.	350,000	19,054,000
Walt Disney Company (The)	900,000	25,020,000
		44,074,000
Multiple Industry – 6.54%		
DreamWorks Animation SKG, Inc., Class A*	525,000	19,692,750
Foundation Coal Holdings, Inc.*	170,000	3,920,200
General Electric Company	2,300,000	83,950,000
Las Vegas Sands, Inc.*	450,000	21,600,000
Lucent Technologies Inc., Warrants*	62,792	99,211
Primus Guaranty, Ltd.*	290,000	4,753,100
		134,015,261

See Notes to Schedule of Investments on page 13.

The Investments of Accumulative Fund

December 31, 2004

COMMON STOCKS AND WARRANTS (Continued)	Shares	Value
Petroleum – Domestic – 1.48%		
Equitable Resources, Inc.	500,000	$ 30,330,000
Petroleum – International – 12.95%		
Burlington Resources Inc.	1,000,000	43,500,000
ChevronTexaco Corporation	1,600,000	84,016,000
ConocoPhillips	500,000	43,415,000
Exxon Mobil Corporation	1,000,000	51,260,000
Unocal Corporation	1,000,000	43,240,000
		265,431,000
Petroleum – Services – 3.40%		
Patterson-UTI Energy, Inc.	1,600,000	31,096,000
Schlumberger Limited	450,000	30,127,500
Transocean Inc.*	200,000	8,478,000
		69,701,500
Railroad – 0.78%		
Burlington Northern Santa Fe Corporation.	185,000	8,752,350
Norfolk Southern Corporation.	200,000	7,238,000
		15,990,350
Real Estate Investment Trust – 0.76%		
Friedman, Billings, Ramsey Group, Inc., Class A	800,000	15,512,000
Restaurants – 3.48%		
Applebee's International, Inc.	750,000	19,818,750
Brinker International, Inc.*	130,000	4,559,100
Darden Restaurants, Inc.	75,000	2,080,500
McDonald's Corporation	400,000	12,824,000
P.F. Chang's China Bistro, Inc.*	150,000	8,457,750
YUM! Brands, Inc.	500,000	23,590,000
		71,330,100
Retail – General Merchandise – 2.20%		
Costco Wholesale Corporation	550,000	26,644,750
Wal-Mart Stores, Inc.	350,000	18,487,000
		45,131,750
Retail – Specialty Stores – 0.77%		
Lowe's Companies, Inc.	275,000	15,837,250

See Notes to Schedule of Investments on page 13.

The Investments of Accumulative Fund

December 31, 2004

COMMON STOCKS AND WARRANTS (Continued)	Shares	Value
Security and Commodity Brokers – 3.47%		
Chicago Mercantile Exchange Holdings Inc.	125,000	$ 28,587,500
Goldman Sachs Group, Inc. (The).	225,000	23,409,000
Marsh & McLennan Companies, Inc.	250,000	8,225,000
Prudential Financial, Inc.	200,000	10,992,000
		71,213,500
Tobacco – 1.19%		
Altria Group, Inc.	400,000	24,440,000
Trucking and Shipping – 0.42%		
J.B. Hunt Transport Services, Inc.	190,000	8,522,450
Utilities – Electric – 0.38%		
Exelon Corporation	175,000	7,712,250
TOTAL COMMON STOCKS AND WARRANTS – 97.26%		$1,993,321,414
(Cost: $1,814,145,818)		
TOTAL SHORT-TERM SECURITIES – 1.68%		$ 34,420,385
(Cost: $34,420,385)		
TOTAL INVESTMENT SECURITIES – 98.94%		$2,027,741,799
(Cost: $1,848,566,203)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.06%		21,823,842
NET ASSETS – 100.00%		$2,049,565,641

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

ACCUMULATIVE FUND

December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $1,848,566) (Notes 1 and 3)	$2,027,742
Receivables:	
Investment securities sold.	32,640
Dividends and interest	1,931
Fund shares sold	907
Prepaid and other assets	69
Total assets.	2,063,289

LIABILITIES

Payable to Fund shareholders	6,570
Payable for investment securities purchased	6,071
Accrued service fee (Note 2)	516
Accrued shareholder servicing (Note 2)	477
Accrued management fee (Note 2)	38
Accrued accounting and administrative services fees (Note 2).	22
Accrued distribution fee (Note 2)	13
Due to custodian.	8
Other.	8
Total liabilities	13,723
Total net assets.	$2,049,566

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 335,516
Additional paid-in capital	2,120,643
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(136)
Accumulated undistributed net realized loss	
on investment transactions	(585,633)
Net unrealized appreciation in value of investments	179,176
Net assets applicable to outstanding units of capital	$2,049,566
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.12
Class B	$5.91
Class C	$5.93
Class Y	$6.12
Capital shares outstanding:	
Class A	321,123
Class B	10,563
Class C	2,838
Class Y	992
Capital shares authorized	675,000

See Notes to Financial Statements.

Statement of Operations

ACCUMULATIVE FUND

For the Six Months Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $9)	$ 22,231
Interest and amortization	668
Total income	22,899
Expenses (Note 2):	
Investment management fee	6,726
Service fee:	
Class A	2,299
Class B	76
Class C	22
Shareholder servicing:	
Class A	1,964
Class B	174
Class C	42
Class Y	5
Distribution fee:	
Class A	59
Class B	227
Class C	65
Accounting and administrative services fees	130
Legal fees	46
Custodian fees	37
Audit fees	17
Other	60
Total expenses	11,949
Net investment income	10,950

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(33,436)
Unrealized appreciation in value of investments during the period	140,904
Net gain on investments	107,468
Net increase in net assets resulting from operations	$118,418

See Notes to Financial Statements.

Statement of Changes in Net Assets

ACCUMULATIVE FUND
(In Thousands)

	For the six months ended December 31, 2004	For the fiscal year ended June 30, 2004
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income........................	$ 10,950	$ 3,829
Realized net gain (loss) on investments...........	(33,436)	204,772
Unrealized appreciation	140,904	15,659
Net increase in net assets resulting from operations	118,418	224,260
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A..................................	(11,581)	(3,912)
Class B..................................	—	—
Class C..................................	—	—
Class Y..................................	(44)	(32)
Realized gains on investment transactions:		
Class A..................................	—	—
Class B..................................	—	—
Class C..................................	—	—
Class Y..................................	—	—
	(11,625)	(3,944)
Capital share transactions (Note 5)	(115,644)	(74,218)
Total increase (decrease).......................	(8,851)	146,098
NET ASSETS		
Beginning of period	2,058,417	1,912,319
End of period	$2,049,566	$2,058,417
Undistributed net investment income (loss)	$ (136)	$ 539

(1)See "Financial Highlights" on pages 17 - 20.

See Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-04	For the fiscal year ended June 30,			For the fiscal period ended 6-30-01	For the fiscal year ended December 31,	
		2004	2003	2002		2000	1999
Net asset value, beginning of period..	$5.79	$5.19	$5.63	$7.60	$8.50	$9.14	$8.28
Income (loss) from investment operations:							
Net investment income.........	0.04	0.01	0.03	0.01	0.02	0.07	0.03
Net realized and unrealized gain (loss) on investments.....	0.33	0.60	(0.44)	(1.11)	(0.90)	1.70	2.01
Total from investment operations.........	0.37	0.61	(0.41)	(1.10)	(0.88)	1.77	2.04
Less distributions from:							
Net investment income.........	(0.04)	(0.01)	(0.03)	(0.02)	(0.02)	(0.07)	(0.03)
Capital gains.......	(0.00)	(0.00)	(0.00)	(0.85)	(0.00)	(2.34)	(1.15)
Total distributions......	(0.04)	(0.01)	(0.03)	(0.87)	(0.02)	(2.41)	(1.18)
Net asset value, end of period.......	$6.12	$5.79	$5.19	$5.63	$7.60	$8.50	$9.14
Total return[1].........	6.33%	11.78%	−7.29%	−15.34%	−10.35%	20.16%	25.72%
Net assets, end of period (in millions)........	$1,964	$1,971	$1,836	$1,923	$2,277	$2,558	$2,247
Ratio of expenses to average net assets ...	1.16%[2]	1.17%	1.18%	1.10%	1.04%[2]	1.02%	0.98%
Ratio of net investment income to average net assets..........	1.14%[2]	0.23%	0.54%	0.22%	0.58%[2]	0.67%	0.30%
Portfolio turnover rate ..	45%	483%	412%	414%	185%	384%	372%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended 12-31-04 | For the fiscal year ended June 30, | | | For the fiscal period ended 6-30-01 | For the fiscal year ended 12-31-00 | For the period from 10-4-99[1] through 12-31-99 |
		2004	2003	2002			
Net asset value, beginning of period.	$5.59	$5.06	$5.52	$7.53	$8.44	$9.12	$8.43
Income (loss) from investment operations:							
Net investment income (loss)...	(0.01)	(0.04)	(0.02)	(0.03)	(0.01)	0.00	(0.01)
Net realized and unrealized gain (loss) on investments	0.33	0.57	(0.44)	(1.13)	(0.90)	1.66	1.85
Total from investment operations	0.32	0.53	(0.46)	(1.16)	(0.91)	1.66	1.84
Less distributions from:							
Net investment income........	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.85)	(0.00)	(2.34)	(1.15)
Total distributions.....	(0.00)	(0.00)	(0.00)	(0.85)	(0.00)	(2.34)	(1.15)
Net asset value, end of period......	$5.91	$5.59	$5.06	$5.52	$7.53	$8.44	$9.12
Total return	5.73%	10.47%	–8.33%	–16.29%	–10.78%	18.92%	22.89%
Net assets, end of period (in millions)	$63	$63	$53	$46	$29	$19	$3
Ratio of expenses to average net assets ..	2.29%[2]	2.30%	2.36%	2.21%	2.12%[2]	2.02%	2.24%[2]
Ratio of net investment income (loss) to average net assets ..	0.00%[2]	–0.90%	–0.64%	–0.90%	–0.54%[2]	–0.23%	–1.40%[2]
Portfolio turnover rate .	45%	483%	412%	414%	185%	384%	372%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended December 31, 1999.

See Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended 12-31-04 | For the fiscal year ended June 30, | | | For the fiscal period ended 6-30-01 | For the fiscal year ended 12-31-00 | For the period from 10-6-99[1] through 12-31-99 |
		2004	2003	2002			
Net asset value, beginning of period. .	$5.61	$5.07	$5.52	$7.52	$8.43	$9.12	$8.53
Income (loss) from investment operations:							
Net investment income (loss)	(0.01)	(0.04)	(0.01)	(0.01)	(0.01)	0.00	(0.01)
Net realized and unrealized gain (loss) on investments	0.33	0.58	(0.44)	(1.14)	(0.90)	1.65	1.75
Total from investment operations.	0.32	0.54	(0.45)	(1.15)	(0.91)	1.65	1.74
Less distributions from:							
Net investment income.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.85)	(0.00)	(2.34)	(1.15)
Total distributions	(0.00)	(0.00)	(0.00)	(0.85)	(0.00)	(2.34)	(1.15)
Net asset value, end of period	$5.93	$5.61	$5.07	$5.52	$7.52	$8.43	$9.12
Total return	5.70%	10.65%	–8.15%	–16.18%	–10.80%	18.81%	21.45%
Net assets, end of period (in thousands)	$16,830	$18,013	$16,676	$15,676	$5,775	$3,700	$347
Ratio of expenses to average net assets . . .	2.20%[2]	2.16%	2.16%	2.07%	2.11%[2]	2.10%	2.28%[2]
Ratio of net investment income (loss) to average net assets . . .	0.10%[2]	–0.76%	–0.43%	–0.77%	–0.54%[2]	–0.31%	–1.35%[2]
Portfolio turnover rate . .	45%	483%	412%	414%	185%	384%	372%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended December 31, 1999.

See Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND

Class Y Shares

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended	For the fiscal year ended June 30,			For the fiscal period ended	For the fiscal year ended December 31,	
	12-31-04	2004	2003	2002	6-30-01	2000	1999
Net asset value, beginning of period. .	$5.79	$5.20	$5.63	$7.60	$8.49	$9.14	$8.28
Income (loss) from investment operations:							
Net investment income.	0.05	0.03	0.04	0.03	0.03	0.08	0.04
Net realized and unrealized gain (loss) on investments	0.33	0.59	(0.43)	(1.12)	(0.89)	1.70	2.01
Total from investment operations	0.38	0.62	(0.39)	(1.09)	(0.86)	1.78	2.05
Less distributions from:							
Net investment income.	(0.05)	(0.03)	(0.04)	(0.03)	(0.03)	(0.09)	(0.04)
Capital gains	(0.00)	(0.00)	(0.00)	(0.85)	(0.00)	(2.34)	(1.15)
Total distributions.	(0.05)	(0.03)	(0.04)	(0.88)	(0.03)	(2.43)	(1.19)
Net asset value, end of period.	$6.12	$5.79	$5.20	$5.63	$7.60	$8.49	$9.14
Total return	6.48%	11.90%	–6.82%	–15.16%	–10.26%	20.39%	25.95%
Net assets, end of period (in millions)	$6	$6	$6	$8	$7	$6	$5
Ratio of expenses to average net assets . . .	0.87%(1)	0.87%	0.89%	0.86%	0.83%(1)	0.84%	0.80%
Ratio of net investment income to average net assets	1.39%(1)	0.53%	0.84%	0.45%	0.75%(1)	0.85%	0.49%
Portfolio turnover rate . .	45%	483%	412%	414%	185%	384%	372%

(1)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF CORE INVESTMENT FUND

Portfolio Highlights

On December 31, 2004, Waddell & Reed Advisors Core Investment Fund had net assets totaling $4,259,223,605 invested in a diversified portfolio of:

98.76%	Common Stocks
1.24%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on December 31, 2004, your Fund owned:



Energy Stocks	$19.39
Technology Stocks	$17.90
Health Care Stocks.	$13.13
Financial Services Stocks	$ 6.98
Retail Stocks	$ 6.14
Consumer Services Stocks	$ 5.44
Raw Materials Stocks	$ 5.22
Capital Goods Stocks	$ 5.10
Consumer Nondurables Stocks.	$ 4.96
Utilities Stocks	$ 4.80
Multi-Industry Stocks	$ 4.08
Transportation Stocks.	$ 3.80
Business Equipment and Services Stocks .	$ 1.82
Cash and Cash Equivalents	$ 1.24

The Investments of Core Investment Fund

December 31, 2004

COMMON STOCKS	Shares	Value
Aircraft – 3.67%		
Lockheed Martin Corporation	1,655,095	$ 91,940,527
United Technologies Corporation	620,600	64,139,010
		156,079,537
Aluminum – 0.97%		
Alcoa Incorporated	1,320,100	41,477,542
Banks – 2.58%		
Citigroup Inc.	926,600	44,643,588
U.S. Bancorp	1,412,000	44,223,840
Wells Fargo & Company	340,500	21,162,075
		110,029,503
Beverages – 2.37%		
Anheuser-Busch Companies, Inc.	293,100	14,868,963
Coca-Cola Company (The)	1,021,900	42,541,697
PepsiCo, Inc.	830,800	43,367,760
		100,778,420
Broadcasting – 2.73%		
Comcast Corporation, Class A Special*.	1,611,500	53,002,235
Liberty Media Corporation, Class A*.	5,764,300	63,292,014
		116,294,249
Capital Equipment – 4.93%		
Caterpillar Inc.	618,600	60,319,686
Deere & Company	1,437,800	106,972,320
Illinois Tool Works Inc.	460,800	42,706,944
		209,998,950
Chemicals – Petroleum and Inorganic – 1.10%		
du Pont (E.I.) de Nemours and Company	957,500	46,965,375
Chemicals – Specialty – 2.56%		
Air Products and Chemicals, Inc.	1,882,500	109,128,525
Communications Equipment – 1.32%		
Cisco Systems, Inc.*	2,901,500	55,969,935
Computers – Micro – 4.71%		
Apple Computer, Inc.*	1,798,400	115,780,992
Dell Inc.*.	2,010,500	84,732,523
		200,513,515

See Notes to Schedule of Investments on page 25.

The Investments of Core Investment Fund

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Computers – Peripherals – 4.31%		
Microsoft Corporation	2,975,800	$ 79,498,497
SAP Aktiengesellschaft, ADR	2,355,700	104,145,497
		183,643,994
Cosmetics and Toiletries – 0.29%		
Avon Products, Inc.	322,000	12,461,400
Defense – 0.49%		
General Dynamics Corporation	198,500	20,763,100
Electronic Components – 2.89%		
Analog Devices, Inc.	660,900	24,400,428
Intel Corporation	2,330,200	54,561,633
Texas Instruments Incorporated	1,796,100	44,219,982
		123,182,043
Electronic Instruments – 0.51%		
Applied Materials, Inc.*	1,271,800	21,754,139
Food and Related – 1.52%		
Kellogg Company*	1,450,600	64,783,796
Health Care – Drugs – 6.26%		
Amgen Inc.*	736,140	47,227,062
Gilead Sciences, Inc.*	1,188,200	41,581,059
Novartis AG, Registered Shares (A)	1,276,000	64,057,123
Pfizer Inc.	4,236,390	113,916,527
		266,781,771
Health Care – General – 2.35%		
Wyeth	2,347,700	99,988,543
Hospital Supply and Management – 4.52%		
Aetna Inc.	231,570	28,888,357
Caremark Rx, Inc.*	355,100	14,001,593
Guidant Corporation	500,200	36,064,420
Medtronic, Inc.	1,280,300	63,592,501
UnitedHealth Group Incorporated.	272,400	23,979,372
WellPoint, Inc.*	225,400	25,921,000
		192,447,243
Hotels and Gaming – 1.82%		
Marriott International, Inc., Class A	1,103,300	69,485,834
Wynn Resorts, Limited*	120,800	8,083,332
		77,569,166

See Notes to Schedule of Investments on page 25.

The Investments of Core Investment Fund

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Household – General Products – 0.78%		
Colgate-Palmolive Company	652,800	$ 33,397,248
Insurance – Property and Casualty – 2.40%		
Berkshire Hathaway Inc., Class A*	1,163	102,227,700
Leisure Time Industry – 0.89%		
Carnival Corporation	657,700	37,903,251
Mining – 0.59%		
Phelps Dodge Corporation.	253,400	25,066,328
Multiple Industry – 4.08%		
General Electric Company	4,317,600	157,592,400
Las Vegas Sands, Inc.*	337,500	16,200,000
		173,792,400
Non-Residential Construction – 0.17%		
Fluor Corporation	135,750	7,399,732
Petroleum – International – 9.88%		
Anadarko Petroleum Corporation	2,077,750	134,658,977
BP p.l.c., ADR	154,200	9,005,280
Burlington Resources Inc.	3,310,600	144,011,100
Exxon Mobil Corporation	2,592,640	132,898,726
		420,574,083
Petroleum – Services – 9.51%		
Baker Hughes Incorporated	3,465,700	147,881,419
Nabors Industries Ltd.*	950,200	48,735,758
Schlumberger Limited	1,340,600	89,753,170
Smith International, Inc.*	372,700	20,278,607
Transocean Inc.*	616,200	26,120,718
Weatherford International Ltd.*	1,411,400	72,404,820
		405,174,492
Railroad – 1.14%		
Union Pacific Corporation	722,200	48,567,950
Retail – General Merchandise – 4.96%		
Costco Wholesale Corporation	2,127,300	103,057,049
Kohl's Corporation*	906,000	44,548,020
Wal-Mart Stores, Inc.	1,202,000	63,489,640
		211,094,709

See Notes to Schedule of Investments on page 25.

The Investments of Core Investment Fund

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Retail – Specialty Stores – 1.18%		
Best Buy Co., Inc.	843,900	$ 50,144,538
Security and Commodity Brokers – 2.00%		
Goldman Sachs Group, Inc. (The).	817,500	85,052,700
Timesharing and Software – 1.82%		
eBay Inc.*	667,500	77,633,588
Trucking and Shipping – 2.66%		
United Parcel Service, Inc., Class B	1,324,000	113,149,040
Utilities – Electric – 1.54%		
Dominion Resources, Inc.	967,150	65,514,741
Utilities – Telephone – 3.26%		
Sprint Corporation	987,900	24,549,315
Vodafone Group Plc, ADR	4,179,100	114,423,758
		138,973,073
TOTAL COMMON STOCKS – 98.76%		$4,206,276,319
(Cost: $2,994,629,766)		
TOTAL SHORT-TERM SECURITIES – 2.16%		$ 92,073,181
(Cost: $92,073,181)		
TOTAL INVESTMENT SECURITIES – 100.92%		$4,298,349,500
(Cost: $3,086,702,947)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.92%)		(39,125,895)
NET ASSETS – 100.00%		$4,259,223,605

Notes to Schedule of Investments

   *No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside of the United States.

   See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

   See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

CORE INVESTMENT FUND
December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $3,086,703) (Notes 1 and 3)	$4,298,350
Receivables:	
Dividends and interest	5,488
Fund shares sold	1,880
Prepaid and other assets	80
Total assets	4,305,798

LIABILITIES

Payable for investment securities purchased	23,537
Payable to Fund shareholders	20,721
Accrued shareholder servicing (Note 2)	1,027
Accrued service fee (Note 2)	957
Accrued management fee (Note 2)	72
Due to custodian	49
Accrued distribution fee (Note 2)	25
Accrued accounting and administrative services fees (Note 2)	22
Other	164
Total liabilities	46,574
Total net assets	$4,259,224

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 753,734
Additional paid-in capital	2,931,839
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(186)
Accumulated undistributed net realized loss	
on investment transactions	(637,827)
Net unrealized appreciation in value of investments	1,211,664
Net assets applicable to outstanding units of capital	$4,259,224
Net asset value per share (net assets divided by shares outstanding):	
Class A	$5.66
Class B	$5.43
Class C	$5.44
Class Y	$5.66
Capital shares outstanding:	
Class A	723,660
Class B	15,375
Class C	3,795
Class Y	10,904
Capital shares authorized	1,775,000

See Notes to Financial Statements.

Statement of Operations

CORE INVESTMENT FUND

For the Six Months Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $64)	$ 36,205
Interest and amortization	740
Total income	36,945

Expenses (Note 2):

Investment management fee	13,057
Service fee:	
Class A	4,835
Class B	102
Class C	25
Shareholder servicing:	
Class A	4,361
Class B	247
Class C	57
Class Y	64
Distribution fee:	
Class A	127
Class B	305
Class C	76
Accounting and administrative services fees	130
Custodian fees	100
Legal fees	98
Audit fees	21
Other	133
Total expenses	23,738
Net investment income	13,207

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	161,682
Realized net loss on written options	(1,662)
Realized net loss on foreign currency transactions	(1)
Realized net gain on investments	160,019
Unrealized appreciation in value of investments during the period	177,681
Net gain on investments	337,700
Net increase in net assets resulting from operations	$350,907

See Notes to Financial Statements.

Statement of Changes in Net Assets

CORE INVESTMENT FUND
(In Thousands)

	For the six months ended December 31, 2004	For the fiscal year ended June 30, 2004
DECREASE IN NET ASSETS		
Operations:		
Net investment income.........................	$ 13,207	$ 22,858
Realized net gain on investments	160,019	126,153
Unrealized appreciation	177,681	346,646
Net increase in net assets resulting from operations	350,907	495,657
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A..................................	(15,308)	(23,062)
Class B..................................	—	—
Class C..................................	—	—
Class Y..................................	(386)	(1,005)
Realized gains on investment transactions:		
Class A..................................	—	—
Class B..................................	—	—
Class C..................................	—	—
Class Y..................................	—	—
	(15,694)	(24,067)
Capital share transactions (Note 5)	(373,302)	(697,702)
Total decrease	(38,089)	(226,112)
NET ASSETS		
Beginning of period	4,297,313	4,523,425
End of period	$4,259,224	$4,297,313
Undistributed net investment income (loss)	$ (186)	$ 2,302

(1)See "Financial Highlights" on pages 29 - 32.

Financial Highlights

CORE INVESTMENT FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-04	For the fiscal year ended June 30,			For the fiscal period ended 6-30-01	For the fiscal year ended December 31,	
		2004	2003	2002		2000	1999
Net asset value, beginning of period . . .	$5.22	$4.69	$4.95	$6.27	$7.08	$8.13	$7.52
Income (loss) from investment operations:							
Net investment income	0.02	0.03	0.03	0.01	0.00	0.01	0.08
Net realized and unrealized gain (loss) on investments	0.44	0.53	(0.26)	(1.06)	(0.80)	0.77	1.13
Total from investment operations	0.46	0.56	(0.23)	(1.05)	(0.80)	0.78	1.21
Less distributions from:							
Net investment income	(0.02)	(0.03)	(0.03)	(0.01)	(0.01)	(0.01)	(0.08)
Capital gains.	(0.00)	(0.00)	(0.00)	(0.26)	(0.00)	(1.82)	(0.52)
Total distributions	(0.02)	(0.03)	(0.03)	(0.27)	(0.01)	(1.83)	(0.60)
Net asset value, end of period	$5.66	$5.22	$4.69	$4.95	$6.27	$7.08	$8.13
Total return[1]	8.84%	11.90%	−4.84%	−17.06%	−11.35%	9.65%	16.41%
Net assets, end of period (in millions)	$4,093	$4,079	$4,310	$5,348	$7,097	$8,219	$8,102
Ratio of expenses to average net assets	1.11%[2]	1.13%	1.13%	1.04%	0.98%[2]	0.94%	0.94%
Ratio of net investment income to average net assets	0.65%[2]	0.53%	0.60%	0.20%	0.14%[2]	0.12%	0.94%
Portfolio turnover rate	22%	49%	41%	27%	15%	48%	54%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

CORE INVESTMENT FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-04	For the fiscal year ended June 30,			For the fiscal period ended 6-30-01	For the fiscal year ended 12-31-00	For the period from 10-4-99[1] through 12-31-99
		2004	2003	2002			
Net asset value, beginning of period .	$5.01	$4.54	$4.82	$6.16	$6.99	$8.13	$7.77
Income (loss) from investment operations:							
Net investment loss.	(0.02)	(0.04)	(0.03)	(0.03)	(0.02)	(0.04)	(0.00)
Net realized and unrealized gain (loss) on investments	0.44	0.51	(0.25)	(1.05)	(0.81)	0.72	0.88
Total from investment operations	0.42	0.47	(0.28)	(1.08)	(0.83)	0.68	0.88
Less distributions from:							
Net investment income.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.26)	(0.00)	(1.82)	(0.52)
Total distributions	(0.00)	(0.00)	(0.00)	(0.26)	(0.00)	(1.82)	(0.52)
Net asset value, end of period	$5.43	$5.01	$4.54	$4.82	$6.16	$6.99	$8.13
Total return	8.38%	10.35%	−5.81%	−18.05%	−11.87%	8.43%	11.53%
Net assets, end of period (in millions)	$83	$82	$82	$88	$86	$72	$13
Ratio of expenses to average net assets. . .	2.26%[2]	2.30%	2.35%	2.17%	2.07%[2]	1.98%	2.18%[2]
Ratio of net investment loss to average net assets	−0.50%[2]	−0.65%	−0.61%	−0.92%	−0.93%[2]	−0.91%	−0.59%[2]
Portfolio turnover rate. .	22%	49%	41%	27%	15%	48%	54%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended December 31, 1999.

See Notes to Financial Statements.

Financial Highlights

CORE INVESTMENT FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended 12-31-04 | For the fiscal year ended June 30, | | | For the fiscal period ended 6-30-01 | For the fiscal year ended 12-31-00 | For the period from 10-4-99[1] through 12-31-99 |
		2004	2003	2002			
Net asset value, beginning of period.	$5.02	$4.55	$4.82	$6.16	$6.99	$8.13	$7.77
Income (loss) from investment operations:							
Net investment loss.	(0.03)	(0.06)	(0.02)	(0.01)	(0.02)	(0.03)	(0.00)
Net realized and unrealized gain (loss) on investments	0.45	0.53	(0.25)	(1.07)	(0.81)	0.71	0.88
Total from investment operations	0.42	0.47	(0.27)	(1.08)	(0.83)	0.68	0.88
Less distributions from:							
Net investment income.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.26)	(0.00)	(1.82)	(0.52)
Total distributions.	(0.00)	(0.00)	(0.00)	(0.26)	(0.00)	(1.82)	(0.52)
Net asset value, end of period.	$5.44	$5.02	$4.55	$4.82	$6.16	$6.99	$8.13
Total return	8.37%	10.33%	−5.60%	−18.05%	−11.87%	8.46%	11.53%
Net assets, end of period (in millions)	$21	$21	$24	$26	$19	$16	$1
Ratio of expenses to average net assets . .	2.22%[2]	2.21%	2.20%	2.11%	2.10%[2]	2.01%	2.23%[2]
Ratio of net investment loss to average net assets	−0.46%[2]	−0.54%	−0.45%	−0.85%	−0.96%[2]	−0.95%	−0.63%[2]
Portfolio turnover rate .	22%	49%	41%	27%	15%	48%	54%[3]

(1) Commencement of operations of the class.
(2) Annualized.
(3) For the fiscal year ended December 31, 1999.

See Notes to Financial Statements.

Financial Highlights

CORE INVESTMENT FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-04	For the fiscal year ended June 30,			For the fiscal period ended 6-30-01	For the fiscal year ended December 31,	
		2004	2003	2002		2000	1999
Net asset value, beginning of period...	$5.22	$4.69	$4.96	$6.27	$7.09	$8.13	$7.52
Income (loss) from investment operations:							
Net investment income..........	0.04	0.04	0.04	0.03	0.01	0.03	0.10
Net realized and unrealized gain (loss) on investments......	0.43	0.53	(0.27)	(1.05)	(0.81)	0.77	1.13
Total from investment operations..........	0.47	0.57	(0.23)	(1.02)	(0.80)	0.80	1.23
Less distributions from:							
Net investment income..........	(0.03)	(0.04)	(0.04)	(0.03)	(0.02)	(0.02)	(0.10)
Capital gains........	(0.00)	(0.00)	(0.00)	(0.26)	(0.00)	(1.82)	(0.52)
Total distributions.......	(0.03)	(0.04)	(0.04)	(0.29)	(0.02)	(1.84)	(0.62)
Net asset value, end of period........	$5.66	$5.22	$4.69	$4.96	$6.27	$7.09	$8.13
Total return............	8.98%	12.28%	−4.52%	−16.78%	−11.33%	9.88%	16.67%
Net assets, end of period (in millions)..	$62	$115	$107	$132	$176	$210	$283
Ratio of expenses to average net assets....	0.80%[1]	0.80%	0.80%	0.77%	0.74%[1]	0.74%	0.73%
Ratio of net investment income to average net assets..........	0.83%[1]	0.85%	0.94%	0.48%	0.38%[1]	0.33%	1.18%
Portfolio turnover rate...	22%	49%	41%	27%	15%	48%	54%

(1)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF SCIENCE AND TECHNOLOGY FUND

Portfolio Highlights

On December 31, 2004, Waddell & Reed Advisors Science and Technology Fund had net assets totaling $2,285,991,884 invested in a diversified portfolio of:

98.06%	**Common Stocks**
1.94%	**Cash and Cash Equivalents**

As a shareholder of the Fund, for every $100 you had invested on December 31, 2004, your Fund owned:



Health Care Stocks.	$30.88
Technology Stocks	$29.88
Business Equipment and Services Stocks .	$14.87
Multi-Industry Stocks	$10.37
Consumer Durables Stocks.	$ 3.83
Financial Services Stocks	$ 2.59
Consumer Services Stocks	$ 2.30
Utilities Stocks	$ 2.30
Cash and Cash Equivalents	$ 1.94
Capital Goods Stocks	$ 1.04

The Investments of Science and Technology Fund

December 31, 2004

COMMON STOCKS	Shares	Value
Broadcasting – 2.30%		
XM Satellite Radio Holdings Inc., Class A*	1,396,950	$ 52,560,244
Business Equipment and Services – 10.68%		
CheckFree Corporation*	1,942,400	73,888,896
Euronet Worldwide, Inc.*	2,302,450	59,898,237
First Data Corporation	1,904,800	81,030,192
SI International, Inc.*	954,950	29,283,542
		244,100,867
Capital Equipment – 1.04%		
Actuant Corporation, Class A*	455,550	23,756,932
Computers – Micro – 4.43%		
Apple Computer, Inc.*	994,000	63,993,720
Dell Inc.*	883,400	37,230,893
		101,224,613
Computers – Peripherals – 13.02%		
Amdocs Limited*	1,558,530	40,911,412
BEA Systems, Inc.*	2,536,700	22,462,478
Check Point Software Technologies Ltd.*	2,706,900	66,657,413
Hypercom Corporation*	1,597,150	9,455,128
Macromedia, Inc.*	433,000	13,461,970
Microsoft Corporation	2,094,500	55,954,568
Oracle Corporation*	827,200	11,353,320
Red Hat, Inc.*	1,694,800	22,617,106
Symbol Technologies, Inc.	3,164,010	54,737,373
		297,610,768
Consumer Electronics – 3.83%		
Garmin Ltd.	1,441,700	87,612,109
Electronic Components – 11.50%		
Amphenol Corporation, Class A*	854,600	31,398,004
Analog Devices, Inc.	653,800	24,138,296
Cherokee International Corporation*	935,500	8,994,832
Intel Corporation	920,500	21,553,507
Mediatek Incorporation (A)	2,777,640	18,875,002
Microchip Technology Incorporated	1,916,100	51,006,582
Samsung Electronics Co., Ltd. (A)	175,000	76,156,781
Xilinx, Inc.	1,037,400	30,784,845
		262,907,849

See Notes to Schedule of Investments on page 36.

The Investments of Science and Technology Fund

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Elctronic Instruments – 0.93%		
Mattson Technology, Inc.*	1,885,200	$ 21,180,222
Health Care – Drugs – 11.36%		
Alcon, Inc.	881,100	71,016,660
Amgen Inc.*	617,400	39,609,297
Genzyme Corporation*	1,192,300	69,230,900
IVAX Corporation*	2,684,025	42,461,276
Merck & Co., Inc.	1,163,800	37,404,532
		259,722,665
Health Care – General – 3.75%		
Advanced Medical Optics, Inc.*	954,700	39,276,358
Boston Scientific Corporation*	1,304,700	46,382,085
		85,658,443
Hospital Supply and Management – 15.77%		
Cerner Corporation*	2,127,100	112,980,917
HCA Inc.	1,260,200	50,357,592
UnitedHealth Group Incorporated.	803,300	70,714,499
VCA Antech, Inc.*.	481,700	9,405,192
WellCare Health Plans, Inc.*	2,216,600	72,039,500
WellPoint, Inc.*.	392,500	45,137,500
		360,635,200
Multiple Industry – 10.37%		
Critical Therapeutics, Inc.*	849,060	6,771,253
Cytokinetics, Incorporated*	378,100	3,862,291
DreamWorks Animation SKG, Inc., Class A*	1,001,700	37,573,767
Google Inc., Class A*.	285,900	55,160,117
Radiation Therapy Services, Inc.*	826,400	14,073,592
Research In Motion Limited*.	1,277,900	105,330,908
Telvent GIT, S.A.*	1,139,900	14,288,646
		237,060,574
Security and Commodity Brokers – 2.59%		
Chicago Mercantile Exchange Holdings Inc.	258,500	59,118,950

See Notes to Schedule of Investments on page 36.

The Investments of Science and Technology Fund

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Timesharing and Software – 4.19%		
Alliance Data Systems Corporation*	1,323,100	$ 62,820,788
Yahoo! Inc.*.	875,000	32,991,875
		95,812,663
Utilities – Telephone – 2.30%		
Telesystem International Wireless Inc.*.	1,665,000	18,631,350
Vodafone Group Plc, ADR	1,240,400	33,962,152
		52,593,502
TOTAL COMMON STOCKS – 98.06%		$2,241,555,601
(Cost: $1,727,483,739)		
TOTAL SHORT-TERM SECURITIES – 2.95%		$ 67,472,675
(Cost: $67,472,675)		
TOTAL INVESTMENT SECURITIES – 101.01%		$2,309,028,276
(Cost: $1,794,956,414)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.01%)		(23,036,392)
NET ASSETS – 100.00%		$2,285,991,884

Notes to Schedule of Investments

  *No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

   See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

   See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

SCIENCE AND TECHNOLOGY FUND

December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $1,794,956) (Notes 1 and 3)	$2,309,028
Cash	1
Receivables:	
Fund shares sold	1,512
Dividends and interest	434
Investment securities sold.	92
Prepaid and other assets	47
Total assets.	2,311,114

LIABILITIES

Payable for investment securities purchased	17,639
Payable to Fund shareholders	5,969
Accrued shareholder servicing (Note 2)	681
Accrued service fee (Note 2)	445
Accrued management fee (Note 2)	52
Accrued accounting and administrative services fees (Note 2).	22
Accrued distribution fee (Note 2)	16
Other	298
Total liabilities	25,122
Total net assets.	$2,285,992

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 220,392
Additional paid-in capital	1,628,490
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(5,895)
Accumulated undistributed net realized loss	
on investment transactions	(71,067)
Net unrealized appreciation in value of investments	514,072
Net assets applicable to outstanding units of capital	$2,285,992
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.40
Class B	$ 9.62
Class C	$ 9.65
Class Y	$10.75
Capital shares outstanding:	
Class A	210,151
Class B	7,872
Class C	1,191
Class Y	1,178
Capital shares authorized	470,000

See Notes to Financial Statements.

Statement of Operations

SCIENCE AND TECHNOLOGY FUND

For the Six Months Ended December 31, 2004
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $194)	$ 8,332
Interest and amortization	1,007
Total income	9,339
Expenses (Note 2):	
Investment management fee	8,768
Shareholder servicing:	
Class A	2,794
Class B	271
Class C	40
Class Y	9
Service fee:	
Class A	2,428
Class B	86
Class C	13
Distribution fee:	
Class A	73
Class B	258
Class C	39
Accounting and administrative services fees	130
Legal fees	48
Custodian fees	42
Audit fees	18
Other	138
Total expenses	15,155
Net investment loss	(5,816)

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities	11,875
Realized net gain on foreign currency transactions	1
Realized net gain on investments	11,876
Unrealized appreciation in value of investments during the period	188,367
Net gain on investments	200,243
Net increase in net assets resulting from operations	$194,427

See Notes to Financial Statements.

Statement of Changes in Net Assets

SCIENCE AND TECHNOLOGY FUND

(In Thousands)

	For the six months ended December 31, 2004	For the fiscal year ended June 30, 2004
INCREASE IN NET ASSETS		
Operations:		
Net investment loss.........................	$ (5,816)	$ (22,485)
Realized net gain on investments...............	11,876	61,396
Unrealized appreciation	188,367	463,266
Net increase in net assets resulting from operations	194,427	502,177
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A................................	—	—
Class B................................	—	—
Class C................................	—	—
Class Y................................	—	—
Realized gains on investment transactions:		
Class A................................	—	—
Class B................................	—	—
Class C................................	—	—
Class Y................................	—	—
	—	—
Capital share transactions (Note 5)	(77,314)	(90,482)
Total increase.............................	117,113	411,695
NET ASSETS		
Beginning of period	2,168,879	1,757,184
End of period	$2,285,992	$2,168,879
Undistributed net investment loss	$ (5,895)	$ (80)

(1)See "Financial Highlights" on pages 40 - 43.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-04	For the fiscal year ended June 30,			For the fiscal period ended 6-30-01	For the fiscal year ended December 31,	
		2004	2003	2002		2000	1999
Net asset value, beginning of period..	$ 9.51	$7.36	$7.30	$9.26	$10.90	$18.43	$ 9.91
Income (loss) from investment operations:							
Net investment income (loss)....	(0.02)	(0.09)	(0.04)	(0.03)	0.01	0.01	(0.09)
Net realized and unrealized gain (loss) on investments.....	0.91	2.24	0.10	(1.76)	(1.64)	(2.37)	10.12
Total from investment operations.........	0.89	2.15	0.06	(1.79)	(1.63)	(2.36)	10.03
Less distributions from:							
Net investment income.........	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)	(0.00)	(0.00)
Capital gains.......	(0.00)	(0.00)	(0.00)	(0.16)	(0.00)	(5.17)	(1.51)
Total distributions......	(0.00)	(0.00)	(0.00)	(0.17)	(0.01)	(5.17)	(1.51)
Net asset value, end of period.......	$10.40	$9.51	$7.36	$7.30	$ 9.26	$10.90	$18.43
Total return(1)	9.36%	29.21%	0.82%	−19.74%	−14.95%	−13.97%	102.93%
Net assets, end of period (in millions)	$2,186	$2,075	$1,693	$1,912	$2,658	$3,224	$3,744
Ratio of expenses to average net assets ...	1.40%[2]	1.42%	1.48%	1.38%	1.32%[2]	1.21%	1.16%
Ratio of net investment income (loss) to average net assets ...	−0.51%[2]	−1.05%	−0.66%	−0.38%	0.28%[2]	0.04%	−0.79%
Portfolio turnover rate ..	47%	125%	90%	70%	52%	80%	40%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended 12-31-04 | For the fiscal year ended June 30, | | | For the fiscal period ended 6-30-01 | For the fiscal year ended 12-31-00 | For the period from 10-4-99[1] through 12-31-99 |
		2004	2003	2002			
Net asset value, beginning of period	$8.85	$6.95	$7.00	$9.00	$10.66	$18.37	$12.64
Income (loss) from investment operations:							
Net investment loss	(0.08)	(0.17)	(0.13)	(0.13)	(0.04)	(0.13)	(0.04)
Net realized and unrealized gain (loss) on investments	0.85	2.07	0.08	(1.71)	(1.62)	(2.41)	7.28
Total from investment operations	0.77	1.90	(0.05)	(1.84)	(1.66)	(2.54)	7.24
Less distributions from:							
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.16)	(0.00)	(5.17)	(1.51)
Total distributions	(0.00)	(0.00)	(0.00)	(0.16)	(0.00)	(5.17)	(1.51)
Net asset value, end of period	$9.62	$8.85	$6.95	$7.00	$ 9.00	$10.66	$18.37
Total return	8.70%	27.34%	–0.71%	–20.83%	–15.57%	–15.01%	58.62%
Net assets, end of period (in millions)	$76	$70	$51	$49	$56	$57	$17
Ratio of expenses to average net assets . .	2.67%[2]	2.76%	3.05%	2.83%	2.69%[2]	2.45%	2.64%[2]
Ratio of net investment loss to average net assets	–1.78%[2]	–2.40%	–2.23%	–1.84%	–1.10%[2]	–1.00%	–2.35%[2]
Portfolio turnover rate	47%	125%	90%	70%	52%	80%	40%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended December 31, 1999.

See Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-04	For the fiscal year ended June 30,			For the fiscal period ended 6-30-01	For the fiscal year ended 12-31-00	For the period from 10-4-99[1] through 12-31-99
		2004	2003	2002			
Net asset value, beginning of period	$8.87	$6.96	$7.01	$9.01	$10.67	$18.38	$12.64
Income (loss) from investment operations:							
Net investment loss.	(0.08)	(0.14)	(0.14)	(0.14)	(0.04)	(0.13)	(0.04)
Net realized and unrealized gain (loss) on investments	0.86	2.05	0.09	(1.70)	(1.62)	(2.41)	7.29
Total from investment operations	0.78	1.91	(0.05)	(1.84)	(1.66)	(2.54)	7.25
Less distributions from:							
Net investment income.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.16)	(0.00)	(5.17)	(1.51)
Total distributions.	(0.00)	(0.00)	(0.00)	(0.16)	(0.00)	(5.17)	(1.51)
Net asset value, end of period.	$9.65	$8.87	$6.96	$7.01	$ 9.01	$10.67	$18.38
Total return	8.79%	27.44%	–0.71%	–20.80%	–15.56%	–15.01%	58.70%
Net assets, end of period (in millions)	$11	$11	$7	$7	$9	$9	$3
Ratio of expenses to average net assets . .	2.64%[2]	2.71%	3.03%	2.80%	2.71%[2]	2.42%	2.42%[2]
Ratio of net investment loss to average net assets	–1.75%[2]	–2.35%	–2.21%	–1.82%	–1.12%[2]	–1.00%	–2.19%[2]
Portfolio turnover rate	47%	125%	90%	70%	52%	80%	40%[3]

(1) Commencement of operations of the class.
(2) Annualized.
(3) For the fiscal year ended December 31, 1999.

See Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-04	For the fiscal year ended June 30, 2004	2003	2002	For the fiscal period ended 6-30-01	For the fiscal year ended December 31, 2000	1999
Net asset value, beginning of period..	$ 9.80	$7.56	$7.47	$9.44	$11.12	$18.65	$ 9.98
Income (loss) from investment operations:							
Net investment income (loss)....	0.02	(0.17)	0.16	0.05	0.01	0.02	(0.04)
Net realized and unrealized gain (loss) on investments.....	0.93	2.41	(0.07)	(1.84)	(1.66)	(2.38)	10.22
Total from investment operations.........	0.95	2.24	0.09	(1.79)	(1.65)	(2.36)	10.18
Less distributions from:							
Net investment income.........	(0.00)	(0.00)	(0.00)	(0.02)	(0.03)	(0.00)	(0.00)
Capital gains.......	(0.00)	(0.00)	(0.00)	(0.16)	(0.00)	(5.17)	(1.51)
Total distributions......	(0.00)	(0.00)	(0.00)	(0.18)	(0.03)	(5.17)	(1.51)
Net asset value, end of period.......	$10.75	$9.80	$7.56	$7.47	$ 9.44	$11.12	$18.65
Total return...........	9.69%	29.63%	1.21%	−19.32%	−14.87%	−13.80%	103.72%
Net assets, end of period (in millions)	$13	$13	$6	$15	$31	$27	$31
Ratio of expenses to average net assets ...	1.02%[1]	1.03%	1.03%	1.02%	1.00%[1]	0.98%	0.95%
Ratio of net investment income (loss) to average net assets ...	−0.16%[1]	−0.70%	−0.19%	−0.01%	0.58%[1]	0.26%	−0.59%
Portfolio turnover rate ..	47%	125%	90%	70%	52%	80%	40%

(1)Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

December 31, 2004

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Funds, Inc. (the "Corporation") is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues four series of capital shares; each series represents ownership of a separate mutual fund. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Core Investment Fund and Waddell & Reed Advisors Science and Technology Fund (the "Funds") are three of those mutual funds and are the only funds included in these financial statements. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Short-term debt securities are valued at amortized cost, which approximates market value.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Corporation is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Corporation combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. **Federal income taxes** – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management And Payments To Affiliated Persons

Waddell & Reed Investment Management Company ("WRIMCO"), a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as the Corporation's investment manager. The Corporation pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Accumulative Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Core Investment Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion up to $6 Billion	0.550%
	Over $6 Billion	0.500%
Science and Technology Fund	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company ("WRSCO"), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Corporation and pricing daily the value of shares of each of the Funds. For these services, each Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table.

Accounting Services Fee	
Average Net Asset Level **(in millions)**	**Annual Fee Rate** **for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Corporation pays WRSCO a per account charge for shareholder servicing for each shareholder account which was in existence at any time during the prior month. The monthly fee is as follows: Accumulative Fund and Science and Technology Fund – $1.5292; Core Investment Fund – $1.5792. With respect to Class Y shares, the Corporation pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Corporation also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, W&R receives gross sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the period ended December 31, 2004, W&R received the following amounts in gross sales commissions and deferred sales charges.

	Gross Sales Commissions	Class A	Class B	Class C
Accumulative Fund	$1,215,692	$ 11	$ 63,623	$2,083
Core Investment Fund	2,090,992	—	102,226	1,703
Science and Technology Fund	1,754,363	4	71,321	1,457

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the period ended December 31, 2004, W&R paid the following amounts: Accumulative Fund – $786,214; Core Investment Fund – $1,257,295 and Science and Technology Fund – $1,098,588.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, each Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

Accumulative Fund, Core Investment Fund and Science and Technology Fund paid Directors' regular compensation of $46,185, $119,665 and $45,059, respectively, which are included in other expenses.

Effective November 2003, Accumulative Fund, Core Investment Fund and Science and Technology Fund paid Frederick Vogel III special compensation for his service as lead independent director. For the six months ended December 31, 2004, these amounts are $1,018, $2,134 and $1,070, respectively,

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the period ended December 31, 2004 are summarized as follows:

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Purchases of investment securities, excluding short-term and U.S. Government securities	$ 973,027,618	$ 910,538,241	$ 947,794,713
Purchases of short-term securities	1,719,814,214	2,067,728,885	2,598,558,014
Purchases of U.S. Government securities	—	—	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. Government securities	854,491,078	1,234,326,668	975,897,413
Proceeds from maturities and sales of short-term securities	2,038,753,926	2,090,441,574	2,602,411,525
Proceeds from U.S. Government securities	—	—	—

For Federal income tax purposes, cost of investments owned at December 31, 2004 and the related appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation (Depreciation)
Accumulative Fund	$1,848,912,048	$ 204,886,507	$26,056,756	$ 178,829,751
Core Investment Fund . . .	3,086,702,947	1,245,844,324	34,197,771	1,211,646,553
Science and Technology Fund	1,795,302,668	540,855,443	27,129,835	513,725,608

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended June 30, 2004 and the related capital loss carryover and post-October activity were as follows:

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Net ordinary income	$3,738,769	$23,189,641	$ —
Distributed ordinary income	3,943,993	24,067,396	—
Undistributed ordinary income*	1,068,805	2,699,962	—
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains . . .	—	—	—
Capital loss carryover	—	—	—
Post-October losses deferred	297,233	—	14,086,342

*This entire amount was distributed prior to December 31, 2004.

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year ("post-October losses").

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
June 30, 2008	$ 20,917,061	$ —	$ —
June 30, 2009	5,229,265	250,211,296	—
June 30, 2010	5,482,399	56,402,068	—
June 30, 2011	519,119,055	491,436,859	68,510,332
Total carryover	$550,747,780	$798,050,223	$68,510,332

Ivy Growth Fund, one of the mutual funds managed by Waddell & Reed Ivy Investment Company, was merged into Accumulative Fund as of June 16, 2003. At the time of the merger Ivy Growth Fund had capital loss carryovers available to offset future gains of the Fund. These carryovers are limited to $5,229,265 for each period ending from June 30, 2005 through 2009 and $916,736 for the period ending June 30, 2010 plus any unused limitations from prior years.

NOTE 5 – Multiclass Operations

Each Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the six months ended December 31, 2004 are summarized below. Amounts are in thousands.

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Shares issued from sale of shares:			
Class A	10,294	17,501	8,261
Class B	773	891	617
Class C	448	438	144
Class Y	90	1,654	126
Shares issued from reinvestment of dividends:			
Class A	1,794	2,596	—
Class B	—	—	—
Class C	—	—	—
Class Y	7	71	—
Shares redeemed:			
Class A	(31,198)	(78,424)	(16,354)
Class B	(1,400)	(1,929)	(708)
Class C	(819)	(784)	(167)
Class Y	(237)	(12,970)	(293)
Decrease in outstanding capital shares	(20,248)	(70,956)	(8,374)
Value issued from sale of shares:			
Class A	$ 59,030	$ 92,939	$ 77,006
Class B	4,249	4,521	5,293
Class C	2,467	2,266	1,233
Class Y	520	8,619	1,235
Value issued from reinvestment of dividends:			
Class A	10,875	14,398	—
Class B	—	—	—
Class C	—	—	—
Class Y	44	386	—
Value redeemed:			
Class A	(179,232)	(415,027)	(151,801)
Class B	(7,676)	(9,758)	(6,061)
Class C	(4,576)	(4,025)	(1,433)
Class Y	(1,345)	(67,621)	(2,786)
Decrease in outstanding capital	$(115,644)	$(373,302)	$ (77,314)

Transactions in capital stock for the fiscal year ended June 30, 2004 are summarized below. Amounts are in thousands.

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Shares issued from sale of shares:			
Class A	47,418	51,335	21,850
Class B	3,240	3,297	1,836
Class C	1,363	1,462	500
Class Y	306	5,579	815
Shares issued from reinvestment of dividends:			
Class A	645	4,331	—
Class B	—	—	—
Class C	—	—	—
Class Y	6	200	—
Shares redeemed:			
Class A	(61,312)	(191,880)	(33,598)
Class B	(2,649)	(4,930)	(1,177)
Class C	(1,442)	(2,700)	(334)
Class Y	(323)	(6,511)	(275)
Decrease in outstanding capital shares	(12,748)	(139,817)	(10,383)
Value issued from sale of shares:			
Class A	$ 263,815	$ 254,520	$191,197
Class B	17,423	15,695	15,021
Class C	7,317	6,913	4,092
Class Y	1,690	27,409	7,167
Value issued from reinvestment of dividends:			
Class A	3,661	21,697	—
Class B	—	—	—
Class C	—	—	—
Class Y	32	1,005	—
Value redeemed:			
Class A	(344,086)	(955,993)	(292,989)
Class B	(14,423)	(23,702)	(9,677)
Class C	(7,855)	(12,880)	(2,735)
Class Y	(1,792)	(32,366)	(2,558)
Decrease in outstanding capital	$ (74,218)	$(697,702)	$ (90,482)

NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For the Fund, when a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

For Core Investment Fund, transactions in call options written were as follows:

	Number of Contracts	Premiums Received
Outstanding at June 30, 2004	—	$ —
Options written.	12,570	1,004,192
Options terminated in closing purchase transactions	(6,570)	(537,378)
Options exercised	—	—
Options expired	(6,000)	(466,814)
Outstanding at December 31, 2004	—	$ —

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Core Investment Fund, and Waddell & Reed Advisors Science and Technology Fund (collectively the "Funds"), three of the mutual funds comprising Waddell & Reed Advisors Funds, Inc. as of December 31, 2004, and the related statements of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended June 30, 2004, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2004, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds comprising Waddell & Reed Advisors Funds, Inc. as of December 31, 2004, the results of their operations for the six-month period then ended, the changes in their net assets for the six-month period then ended and the fiscal year ended June 30, 2004, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
February 14, 2005

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's ("SEC") website at http://www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available on Form N-PX through the Fund's website at http://www.waddell.com and on the SEC's website at http://www.sec.gov.

Quarterly Portfolio Schedule Information

Beginning with the quarter ending September 30, 2004, a complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the SEC on the Fund's Form N-Q. Form N-Q may be obtained in the following ways:

- On the SEC's website at http://www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On the Fund's website at http://www.waddell.com.

To all traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld **automatically** from any distribution or withdrawal from a traditional IRA. We will not withhold taxes **unless** you make a written election to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
Waddell & Reed Advisors Global Bond Fund
Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
Waddell & Reed Advisors Accumulative Fund
Waddell & Reed Advisors Core Investment Fund
Waddell & Reed Advisors Dividend Income Fund
Waddell & Reed Advisors New Concepts Fund
Waddell & Reed Advisors Small Cap Fund
Waddell & Reed Advisors Tax-Managed Equity Fund
Waddell & Reed Advisors Value Fund
Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
Waddell & Reed Advisors Bond Fund
Waddell & Reed Advisors Government Securities Fund
Waddell & Reed Advisors High Income Fund
Waddell & Reed Advisors Limited-Term Bond Fund
Waddell & Reed Advisors Municipal Bond Fund
Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
Waddell & Reed Advisors Cash Management

Specialty Funds
Waddell & Reed Advisors Asset Strategy Fund
Waddell & Reed Advisors Continental Income Fund
Waddell & Reed Advisors Retirement Shares
Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

Waddell & Reed Advisors Funds
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217



NUR1022SA (12-04)